Mail Stop 3561
										February 17,
2006


By U.S. Mail and Facsimile

Mr. K. Rupert Murdoch
Director, Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York  10036


	RE: 	News Corporation
		Form 10-K for the Fiscal Year Ended June 30, 2005
      Form 10-Q for the Quarterly Period Ended September 30, 2005
      Schedule 14A Proxy Statement filed on October 11, 2005
      File No. 1-32352


Dear Mr. Murdoch:

      We have reviewed the above filings to disclosures restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data. Your filings have also been subject to a limited review by the Office of Global Security Risk. Certain comments require amendments to your filings and certain comments require the submission of supplemental information. After our review of your response, we may have further comments. Comply with the remaining comments in future filings. Please confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise us of the reason(s) for your position. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp." Please respond within fifteen (15) business days.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations - Fiscal 2005 versus Fiscal 2004
Equity earnings of affiliates, page 46

1. We note the disclosure indicating that your share of DIRECTV`s losses for the fiscal year ended June 30, 2006, "exclude certain items that were recognized by DIRECTV as income and expense within its results." In this regard, please tell us, and explain in future filings, the nature and amounts of the income and expense recognized by DIRECTV that were excluded from your results of operations. As part of your response, you should also explain why you believe exclusion of these items from your equity in DIRECTV`s earnings/losses is appropriate.

Financial Statements
Note 2.  Summary of Significant Accounting Policies
Television, Cable Network Programming and Direct Broadcast
Satellite
Television, page 83

2. Supplementally provide the following information with regard to your cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network). for each of the past three years:

* The amount that was capitalized;
* The amount of any write-offs; and
* A description of the facts and circumstances surrounding each write-off.

Supplementally explain in detail the reason it is appropriate to capitalize these fees and the accounting literature that supports your accounting treatment. Since it is an upfront payment for a new cable distribution system, it appears that the amounts should be recorded as research and development, and immediately expensed. Please describe the risks that you have assumed as part of these investments and the anticipated rates of return. As part of your response, tell us the period of time that usually lapses before you start to receive a return on your investment, and the period of time before you recoup your entire investment. Please include company specific examples to support your response. Also, tell us and disclose in future filings, the period over which the capitalized amounts are being amortized to expense, and explain why you believe the period used is appropriate.





Stock-based compensation, page 86

3. We note disclosure that you have accelerated the vesting of stock
options that are out-of-the-money before adopting Statement 123R
and
that the acceleration eliminates approximately $100 million ($65 million net of tax) of future compensation expense of which $58 million ($38 million net of tax) and $42 million ($27 million net of tax) would otherwise be recognized by the Company in fiscal years 2006 and 2007, respectively, in its consolidated statements of operations once SFAS No. 123(R) becomes effective. In this regard, please revise your pro forma compensation fair value disclosures provided pursuant to SFAS No. 123 for fiscal year 2005 in future filings to include compensation expense for the unamortized fair-value-based compensation expense that would have been recorded in the
period when the options become fully vested.   See the guidance
outlined in Staff Accounting Bulletin Topic 14:K.

Note 3. Acquisitions and Disposals, page 88

4. Please revise future filings to include the pro forma disclosures required by paragraph 54 of SFAS No.141 with respect to the acquisitions of QPL and FEG or explain why you do not believe these disclosures are required. These disclosures should also be provided with respect to your acquisitions of interests in entities that are accounted for using the equity method of accounting.

Note 7. Goodwill and Other Intangible Assets, page 98

5. Please tell us in further detail the specific nature of the
$136
million adjustment that was made to the goodwill associated with the
Direct Broadcast Satellite Television segment during fiscal 2005. As part of your response, please indicate the acquisition to which this adjustment relates (including when the acquisition transaction originally occurred) and indicate the nature and timing of the circumstances that resulted in the adjustment to goodwill during 2005.

Note 11. Shareholders` Equity, page 105

6. Please revise future filings to disclose the rights associated with your Class A and Class B common shares. Refer to the disclosure requirements outlined in paragraph 4 of SFAS No. 129.






Note 20. Earnings per Share, page 128

7. In future filings, please revise to include reconciliations of both the numerators and denominators of your basic and diluted earnings per share computations in the notes to your financial statements as required by paragraph 40a of SFAS No.128. The reconciliations of the weighted average shares used in your basic and diluted earnings per share computations should separately disclose the effects of each category of securities included in your diluted earnings per share computations that are not included in your basic earnings per share computations.

Note 25.  Supplemental Guarantor Information, page 132

8. We note the disclosure in Note 25 indicating that certain subsidiaries of News Corporation are guarantors of NAI`s senior public indebtedness. Please tell us, and clarify in the notes to your financial statements in future filings, the nature and terms of the guarantees provided. As part of your response and your revised disclosures, please clarify whether the guarantees provided are full and unconditional and joint and several and indicate whether the guarantors are wholly owned by New Corporation or NAI. If not, please explain why financial statements for the guarantors have not been included in your Annual Report on Form 10-K. Refer to the guidance outlined in Rule 3-10(f) of Regulation S-X. We may have further comment upon receipt of your response.

  General

9. We note from Exhibit 21 that you own Fox Film De Cuba, SA, a Cuban entity. Please describe for us your previous, existing and anticipated operations in and contacts with Cuba, including through investments, distributors, subsidiaries, affiliates and any other direct or indirect means. We also note that the DTH agreement dated
October 8, 2004 includes an Exhibit D, list of Latin American Platforms, and that some Affiliates may participate in DTH Business in Central American Countries through LOAs. Your description of contacts should address any direct or indirect contacts affected by the DTH Agreement. Please provide us Exhibits A and D to the DTH Agreement.

10. In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to economic sanctions administered by the Treasury Department`s Office of Foreign
Assets Control, please address the materiality of any operations, arrangements or other contacts with Cuba. Please present your view as to whether such operations, arrangements or other contacts constitute a material investment risk for your security holders.



11. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a
reasonable
investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state
retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated
state sponsors of terrorism.   We also note that Florida requires
issuers to disclose in their prospectuses any business contacts with
Cuba or persons located in Cuba.

Form 10-Q for the Quarterly Period Ended September 30, 2005
Unaudited Consolidated Statements of Operations, page 3
Note 5.  Intangible Assets, page 12

12. Supplementally provide us with the details supporting your calculation of $1.6 billion charge reflected as a cumulative effect of accounting change, net of tax, in your consolidated statement of operations for the period ended September 30, 2005. Your response should explain in further detail the nature of the direct value method used to compute the impairment charge and the significant assumptions used in your impairment testing.

Unaudited Consolidated Statements of Operations, page 3
Note 14.  Earnings Per Share, page 29

13. We note that your calculations of  (1) loss per Class A share
-
diluted, related to the cumulative effect of accounting change, net of tax for the period ended September 30, 2005 and (2) net loss per
Class B share - diluted for the period ended September 30, 2005 appear to include the impact of securities that have an antidilutive effect on your loss per share calculations. In this regard, please advise us of your rational for including securities that have an antidilutive effect on your loss per share calculations in your detailed earnings per share computations and the accounting literature that supports your accounting treatment. We may have further comments.

 General

14. Comply with the comments on the Form 10-K for the year ended
June
30, 2005 in future filings on Form 10-Q.




Schedule 14A Proxy Statement
Stock Appreciation Rights Granted in Fiscal Year 2005

15. We note from the disclosure included on page 25 of your Schedule
14A Proxy Statement that you granted 1,187,500 stock appreciation rights to your executive officers during 2005. However, we note that the issuance of these stock appreciation rights and any related compensation expense has not been disclosed in the notes to your financial statements in accordance with paragraphs 47(c) and (e) of
SFAS No.123. In this regard, please revise the notes to your financial statements in future filings to include disclosure regarding stock appreciation rights granted during the periods presented and the amount of any related compensation expense recognized as required by paragraph 64 of SFAS No.123(R).

Closing

      You may contact Katherine Mathis at (202) 551-3383 or me, at
(202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at (202) 551-1805 or Cecilia Blye at (202) 551-3475 with any other questions.


      Sincerely,


								Linda Cvrkel
								Branch Chief



cc:	Via Facsimile:  (212) 852-7094
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Mr. K. Rupert Murdoch
News Corporation
Page 6